Mail Stop 0309	January 18, 2005

Mr. E. Gerald Kay
Chief Executive Officer
Integrated BioPharma, Inc.
225 Long Avenue
Hillside, New Jersey 07205

Re:  	Integrated BioPharma, Inc.
Registration Statement on Form S-3, filed December 23, 2004
File No. 333-121601

Dear Mr. Kay:

      We have limited our review of the above referenced registration statement to only the matters addressed herein.
1. Please tell us if any of the selling stockholders are broker-dealers or affiliates of broker-dealers. We may have further comments.
2. We note your statement in the plan of distribution section that,
The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act.
Please note that any such selling stockholders and broker-dealers will be deemed underwriters in connection with such sales. Please revise your disclosure accordingly.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

	?	should the Commission or the staff, acting pursuant to
delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please direct any questions to Sonia Barros at (202) 824-5304 or
Michael Reedich at (202) 942-1815.

         	               					Sincerely,



                	          					Jeffrey
Riedler
                           					Assistant
Director

cc:	Michael L. Pflaum, Esq.
	Andrew H. Abramowitz, Esq.
	Greenberg Traurig, LLP
	200 Park Avenue
	New York, New York 10166
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Mr. E. Gerald Kay
January 18, 2005
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